UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **December 5, 2003**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**920 Main Street
Kansas City, Missouri**

64105

(Address of principal executive offices)

Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 5. Other Events.

Reference is made to Item 3. Legal Proceedings in our Annual Report on Form 10-K for the fiscal year ended April 3, 2003 for information on certain litigation to which we are a party.

United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99-01034 FMC (SHx), filed in the United States District Court for the Central District of California). On January 29, 1999 the Department of Justice (the "Department") filed suit alleging that our stadium-style theaters violate the ADA and related regulations. The Department alleges that we have failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that we have violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

On December 5, 2003 a consent order and final judgment on non-line of sight issues was entered by the United States District Court for the Central District of California resolving matters regarding the non-line of sight aspects of the case. Under the terms of the consent order and final judgment, we have agreed to remedy certain violations at twelve of our stadium-style theatres surveyed by the Department. Additionally, we have agreed to survey and make required betterments for our patrons with disabilities at 101 stadium-style theatres across the country and at certain theatres we may open or acquire in the future. We estimate that the cost of these betterments will be $21 million, which are expected to be incurred over the next five years, the term of the consent order. The estimate is based on the twelve theatres surveyed by the Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: December 8, 2003   /s/ Craig R. Ramsey

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer